

January 14, 2011

Frank D. Benick
Chief Financial Officer
SensiVida Medical Technologies, Inc.
150 Lucius Gordon Drive, Suite 110
West Henrietta, New York 14586

>   **Re: SensiVida Medical Technologies, Inc.**
>
>   **Form 10-K for the fiscal year ended February 28, 2010**
>   **Filed June 16, 2010**
>   **Forms 10-Q for the quarters ended May 31 and August, 31, 2010**
>   **Forms 10-Q/A for the quarters ended May 31, August 31 and**
>   **November 30, 2009**
>   **File No. 0-7405**

Dear Mr. Benick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2010

General

1.   Please tell us whether and when you have held annual meetings of your shareholders. If you have not held annual meetings, please explain how this is consistent with Article II section 1 of your by-laws and the law of your jurisdiction of incorporation.

Product Development and Partnerships, page 5

2.   It appears the agreements filed as exhibits 10.10 and 10.11 may have terminated. Please clarify the status of these agreements and your relationship with Infotonics. For example,

tell us, with a view toward disclosure in future filings, what you mean by the term "equity partner," what specific functions that entity performs for you and the amounts you have paid to it during the periods presented.

3.   In addition to disclosing the obligations of WI, Inc., Dhurjati Electronics and MDC Associates under your arrangements with them, please also tell us and revise future filings to disclose what specific tasks those entities have actually performed pursuant to those obligations. Please also file your agreements with them as exhibits.

Business Development and Marketing, page 6

4.   Please tell us the basis for the last sentence on this page, given the status of your operations and product development, your number of employees and financial position and the lack of regulatory approval to market and sell any product.

Intellectual Property, page 11

5.   Please explain why you have not filed the license agreements governing your material patents as exhibits, such as those licensed from the Infotonics Technology Center. Disclose the material terms of these licenses including, without limitation, their duration.

6.   Please tell us, with a view toward disclosure in future filings, how this section addresses the "worldwide licensing rights for patents from Yale University" mentioned on page 40. Please also tell us where the document governing that agreement is filed as an exhibit.

Scientific Staff and Medical Advisors, page 13

7.   Please tell us, with a view toward disclosure in future filings, why you have not provided the disclosure required by Item 401 of Regulation S-K for each "key" person listed on page 14.

Recent Sales of Unregistered Securities, page 21

8.   It appears you issued securities in reliance on the exemption from registration provided for in Regulation D, including the securities issued in connection with your acquisition of SensiVida Medical. Please tell us when you intend to file the Form D required by that regulation.

General and Administrative Expense, page 21

9.   With a view toward disclosure, please tell us why your disclosure on page 40 indicates that you are disputing the amount you owe to Dr. Alfano, given that your disclosure on page 36 indicates otherwise.

Liquidity and Capital Resources, page 22

10.   Please file as exhibits the instruments governing the preferred stock and warrants
       referenced in this section.

Note 10 – Acquisition of Sensivida Medical Systems, Inc., page 44

11.   We note that on March 3, 2009 you completed the acquisition of Sensivida Medical
       Systems in exchange for 3.3 million shares of your common stock. Please explain to us
       why you are considered the acquiring entity under paragraphs 805-10-55-12 through 55-
       15 of the FASB Accounting Standards Codification.

12.   Further to the above, we note that in connection with the acquisition, you have allocated
       $2.8 million to 'technology with patents pending approval.' Please explain to us in
       greater detail how you determined the value of the technology. Describe the significant
       underlying technology and the status of its development. Explain how the technology
       meets the criteria of Topic 805-20-25 of the FASB Accounting Standards Codification.
       Further explain how your valuation of the assets complies with Topic 805-20-30 of the
       FASB Accounting Standards Codification.

Directors and Executive Officer Biographies, page 49

13.   Please provide complete disclosure required by Item 401(e) of Regulation S-K for each
       of your directors including, without limitation, a discussion of the specific experience,
       qualifications, attributes or skills that led to the conclusion that the person should serve as
       a director.

14.   We note that Mr. Mir "has served on boards." Please tell us how that disclosure complies
       with Item 401(e)(2) of Regulation S-K.

Compliance with Section 16(a) of the Securities Exchange Act, page 50

15.   Please ask your officers and directors who you disclose are not currently in compliance
       with Section 16(a) of the Securities Exchange Act 1934 when they intend to comply with
       the requirements of that section.

Code of Ethics, page 50

16.   You indicate that your code of ethics is filed as Exhibit 14.1, but no such exhibit was
       included with your document. Please reconcile. Also, tell us how in future filings you
       intend to comply with the disclosure requirements of Item 406 of Regulation S-K.

Executive Compensation, page 51

17.   Given your disclosure on page 41 regarding employment contracts, please revise future filings to provide the disclosure required by Item 402(o)(1) of Regulation S-K. Please also file those employment contracts as exhibits.

Item 13. Certain Relationships and Related Transactions…, page 52

18.   Please reconcile your disclosure under this item with your disclosure in Notes 2, 4 and 8. Also, with a view to disclosure, please tell us the identity of the shareholders who made the loans and advances disclosed in Notes 5 and 6 on pages 37 and 38. Please file all related party agreements as exhibits.

19.   Refer to Note 4 on page 36. Please tell us why the numbers in the table regarding accrued salaries and wages as of February 28, 2009 and accrued consulting fees as of February 28, 2010 are less than the numbers in the fifth paragraph.

Item 15, Exhibits…, page 53

20.   It appears you have amended you certificate of incorporation since the December 9, 2004 date mentioned here. Please file a complete and updated copy of the your certificate of incorporation as required by Item 601(b)(3)(i) of Regulation S-K.

21.   Please file the consulting agreement dated July 3, 2009 with John Condemi as an exhibit.

Exhibit Index, page 55

22.   In future filings, for each exhibit you incorporate by reference please provide the disclosure required by Item 10(d) of Regulation S-K including, without limitation, identification of each specific document and filing where the exhibit is located.

Form 10-Q for the quarter ended May 31, 2010

23.   We note the disclosure on page 11 that you amended your certificate of incorporation on March 1, 2010, which was prior to the date on which you filed a definitive information statement related to those amendments. Given this, please tell us how you complied with Exchange Act Rule 14c-2. Also provide us your analysis of whether you were required to file a Form 8-K pursuant to Item 5.07 reporting the action that was taken by consent of shareholders. Refer to Instruction 2 to Item 5.07 of Form 8-K.

24.   It appears you had already offered and sold Series A convertible preferred stock when you filed your definitive information statement. Please tell us how you evaluated the extent of disclosure required in that document regarding the offering you were conducting and how that document addressed such required disclosure.

Item 4T. Controls and Procedures, page 16

25.   We note your disclosures here that refer to the evaluation and conclusion regarding your disclosure controls and procedures are as of June 30, 2009 rather than as of the end of the period covered by the report (May 31, 2010). Please amend the filing to provide management's conclusions regarding its disclosure controls and procedures as of May 31, 2010. Refer to Item 307 of Regulation S-K.

Item 6. Exhibits, page 18

26.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to the certifications filed as exhibits to your Form 10-Q for the quarter ended August 31, 2010.

Form 10-Q for the quarter ended August, 31, 2010

Item 4T. Controls and Procedures, page 18

27.   We note your disclosure here that based on an evaluation of your disclosure controls and procedures as of the end of the period, your President and Chief Financial Officer have determined that your disclosure controls and procedures are effective. We further note from your Form 10-K for the fiscal year ended February 28, 2010 that your management concluded as of that date that your disclosure controls and procedures were not effective due to material weaknesses described in that report. We further note that your Form 10-Q for the quarters ended May 31, 2010 and August 31, 2010 do not disclose any changes in your internal control over financial reporting during the most recent quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please explain to us how management was able to conclude that your disclosure controls and procedures were effective as of August 31, 2010. Discuss how the evaluation considered the material weaknesses that existed as of February 28, 2010.

Item 6. Exhibits, page 20

28.   Please file as an exhibit the lease agreement mentioned on page 11.

Forms 10-Q/A for the quarterly periods ended May 31, August 31 and November 30, 2009

29.   We note that on June 16, 2010, you amended each of your May 31, August 31 and November 30, 2009 Forms 10-Q. We note that in connection with such amendments, you indicate that the interim financial statements have been reviewed by your independent public accounting firm. Based on this disclosure, please amend to provide the report of the accountant on the review. Refer to Article 10-01(d) of Regulation S-X.

30.   Further to the above, we note that certain amounts have been restated in connection with the Forms 10-Q. However, we do not see where you have provided any of the disclosures required by paragraphs 250-10-50-7 through 250-10-50-9 of the FASB Accounting Standards Codification. Please amend the Forms 10-Q to provide the required disclosures.

Item 4T. Controls and Procedures

31.   We note your disclosures in Item 4T in each of the May 31, August 31 and November 30, 2009 Forms 10-Q that refer to the evaluation and conclusion regarding your disclosure controls and procedures are as of June 30, 2009 rather than as of the end of the period covered by the report. Please amend each filing to provide management's conclusions regarding its disclosure controls and procedures as of the end of each period covered by each report. Refer to Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney at (202) 551-3269 or Geoff Kruczek, Reviewing Attorney at (202) 551-3608 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief